                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 16)*



                  INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 452-926-108
                     -----------------------------------
                                (CUSIP Number)


                              Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                             Dallas, Texas  75231
                                (214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               January 10, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  452-926-108                                     PAGE 2 OF 14 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      American Realty Trust, Inc. - 54-0697989
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     450,202
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   - 0 -
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     450,202
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     - 0 -
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      450,202
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      29.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                      PAGE 3 OF 14 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Basic Capital Management, Inc. - 75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     47,850
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     47,850
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     47,850
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     3.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                     PAGE 4 OF 14 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Transcontinental Realty Investors, Inc. - 94-6565852
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     341,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     341,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       341,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       22.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                   INCOME OPPORTUNITY REALTY INVESTORS, INC.
                             CUSIP NO. 452-926-108

Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Common Stock, $.01 par value (the "Shares"), of Income Opportunity Realty Investors, Inc., (the "Company") and amends the statement on Schedule 13D filed on October 16, 1996. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2.  Identity and Background

Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART") , Basic Capital Management, Inc. ("BCM") and Transcontinental Realty Investors, Inc. ("TCI")(collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM owns approximately 39.5% of the outstanding securities of ART and BCM serves as the advisor to ART and TCI.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of ART:

Name                                       Position(s)
----                                       -----------
Oscar W. Cashwell                          Director
Al Gonzalez                                Director
Karl L. Blaha                              Director
Dale A. Crenwelge                          Director
Roy E. Bode                                Director
Karl L. Blaha                              President

Name                                 Position(s)
----                                 -----------
Thomas A. Holland                    Executive Vice President and
                                         Chief Financial Officer

Randall M. Paulson                   Executive Vice President

Bruce A. Endendyk                    Executive Vice President

Mark W. Branigan                     Senior Vice President -
                                         Residential Asset Management


Lynn W. Humphries                    Senior Vice President -
                                         Commercial Asset Management


Robert A. Waldman                    Senior Vice President, Secretary
                                         and General Counsel


Drew D. Potera                       Vice President and Treasurer

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is a real estate consultant of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of Age Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of ART. Mr. Blaha is a citizen of the United States of America.

         Mr. Crenwelge's business address is PO Box 717, 527 Highway 27, Comfort, Texas 78013. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizens of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of ART. Mr. Holland is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President, Residential Asset Management of BCM. Mr. Branigan is a citizen of the United States of America.

         Mr. Humphries' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Humphries' present principal occupation is Senior Vice President, Commercial Asset Management of BCM. Mr. Humphries is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                       Position(s)
----                                       -----------
Ryan T. Phillips                           Director

Mickey Ned Phillips                        Director

Name                              Position(s)
----                              -----------
Randall M. Paulson                President

Thomas A. Holland                 Executive Vice President and
                                     Chief Financial Officer

Clifford C. Towns, Jr.            Executive Vice President,
                                     Finance

Bruce A. Endendyk                 Executive Vice President

Cooper B. Stuart                  Executive Vice President

Mark W. Branigan                  Executive Vice President -
                                     Residential Asset Management

Lynn W. Humphries                 Senior Vice President,
                                     Commercial Asset Management

Dan S. Allred                     Senior Vice President

Robert A. Waldman                 Senior Vice President, General
                                     Counsel and Secretary

Drew D. Potera                    Vice President, Treasurer
                                     and Securities Manager

         Information with respect to Messrs. Paulson, Endendyk, Holland, Branigan, Humphries, Waldman and Potera and is disclosed in (I) and (II) above.

         Mr. R. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

         Mr. M. Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

         (III) TCI is a real estate investment company organized and existing under the law of the State of Nevada. TCI's principal business activity is investments in real estate. The principal place of business and principal office of TCI is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of TCI:

Name                                       Position(s) with TCI
----                                       --------------------
Ted P. Stokely                             Director

Martin L. White                            Director

Edward G. Zampa                            Director

Edward L. Tixier                           Director

Randall M. Paulson                         President

Bruce A. Endendyk                          Executive Vice President

Thomas A. Holland                          Executive Vice President and
                                              Chief Financial Officer

Mark W. Branigan                           Senior Vice President -
                                              Residential Asset Management

Lynn W. Humphries                          Senior Vice President -
                                              Commercial Asset Management

Robert A. Waldman                          Senior Vice President, Secretary
                                              and General Counsel

Drew D. Potera                             Vice President, Treasurer and
                                              Securities Manager

         Information with respect to Messrs. Paulson, Holland, Branigan, Humphries, Endendyk, Holland, Waldman and Potera is disclosed in (I), (II) and
(III) above.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

         Mr. Tixier's business address is 110 Longhorn Lane, Dripping Springs, Texas 78620. Mr. Tixier's present principal occupation is President of Tixier, Inc. Mr. Tixier is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White's present principal occupation is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa's present principal occupation is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:


                             Shares owned Directly

                                      Number of        Percent of
Name                                   Shares          Class (1)
----                                  ---------        ---------
ART                                   450,202          29.6%
BCM                                    47,850           3.1%
TCI                                   341,500          22.5%

               TOTAL                  839,552          55.3%

                          Shares owned Beneficially
                          -------------------------

                                        Number of              Percent of
Name                                     Shares                Class (1)
----                                    ---------              -----------
ART                                      450,202                  29.6%
BCM                                       47,850                   2.1%
TCI                                      341,500                  22.5%
Al Gonzalez (2)                          450,202                  29.6%
Dale A. Crenwelge (2)                    450,202                  29.6%
Roy E. Bode (2)                          450,202                  29.6%
Oscar W. Cashwell (2)(3)                 498,052                  32.8%
Karl L. Blaha (2)                        450,202                  29.6%
Edward L. Tixier (4)                     341,500                  22.5%
Martin L. White (4)                      341,500                  22.5%
Ted P. Stokely (4)                       341,500                  22.5%
Edward G. Zampa (4)                      341,500                  22.5%
Total Shares beneficially
  owned by Reporting Persons             839,552                  55.3%



(1) Percentage calculations are based upon 1,519,466 Shares outstanding at November 1, 1996. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by TCI by virtue of the relationship to TCI described in Item 2.

         (b) Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 450,202 Shares held by ART. The directors of BCM have voting and dispositive power over the 47,850 Shares held by BCM. Each of the directors of TCI share voting and disposition power over the 341,500 Shares held by TCI.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                         Number          Price            Type of
Person            Date           of Shares       Per Share        Transaction
---------         ----           ---------       ---------        -----------
BCM              10/07/96              500        $10.125          Open Market
BCM              10/10/96              200        $10.125          Open Market
BCM              10/11/96              100        $10.125          Open Market
ART              10/11/96              200        $10.125          Open Market
ART              10/14/96              200        $10.125          Open Market
ART              10/16/96              700        $10.000          Open Market
ART              10/16/96              200        $ 9.875          Open Market
ART              10/16/96             6600        $ 9.625          Open Market
BCM              10/23/96             1200        $10.125          Open Market
BCM              10/24/96              100        $10.125          Open Market
BCM              10/25/96              300        $10.125          Open Market
BCM              10/28/96              400        $10.125          Open Market
BCM              10/30/96              400        $10.125          Open Market
BCM              10/31/96              200        $10.125          Open Market
BCM              11/01/96              500        $10.125          Open Market
BCM              11/04/96             1000        $10.125          Open Market
BCM              11/04/96              100        $10.000          Open Market
BCM              11/06/96              900        $10.125          Open Market
BCM              11/07/96              700        $10.125          Open Market
BCM              11/11/96              400        $10.125          Open Market
BCM              11/12/96              400        $10.125          Open Market
BCM              11/20/96              500        $10.125          Open Market
BCM              11/21/96              100        $10.125          Open Market
BCM              12/02/96              400        $10.125          Open Market
BCM              12/03/96              300        $10.125          Open Market
ART              12/05/96              200        $10.125          Open Market
ART              12/06/96              300        $10.125          Open Market
ART              12/09/96              100        $10.125          Open Market
ART              12/10/96              100        $10.125          Open Market
ART              12/11/96              600        $10.375          Open Market
ART              12/12/96              200        $10.500          Open Market
BCM              12/12/96             3500        $10.625          Open Market
ART              12/13/96              500        $10.500          Open Market
ART              12/16/96              100        $10.500          Open Market
BCM              12/16/96              600        $10.500          Open Market
BCM              12/18/96              200        $10.500          Open Market
BCM              12/19/96              300        $10.500          Open Market
BCM              12/20/96              600        $10.500          Open Market
BCM              12/23/96             1300        $10.750          Open Market
BCM              12/24/96              300        $10.750          Open Market
BCM              12/26/96             1000        $10.750          Open Market
BCM              12/27/96              100        $11.000          Open Market
BCM              12/30/96              300        $10.750          Open Market
BCM              12/30/96              200        $11.500          Open Market
ART              01/10/97              200        $11.625          Open Market

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 13,250 shares to Advest, Inc., pledged 18,100 shares to Alex Brown (NY), pledged 8,000 shares to Arnold Sec., pledged 400 shares to Baker & Co., pledged 4,000 shares to Interfirst Capital Corporation, pledged 32,400 shares to Bear Stearns, pledged 11,800 shares to Bidwell & Company, pledged 2,000 shares to Chase Securities, pledged 10,000 shares to CJ Lawrence, Inc., pledged 2,000 shares to Cowen & Co., pledged 13,000 shares to Dain Bosworth, pledged 18,288 shares to Dean Witter, pledged 4,000 shares to Equitable, pledged 4,200 shares to First Southwest, pledged 22,000 shares to Global Strategies, pledged 17,280 shares to Goldman Sachs, pledged 21,800 shares to Hambrecht & Quist, pledged 6,000 shares to Legg Mason (TX), pledged 6,000 shares to May Financial, pledged 32,200 shares to McDonald & Company, pledged 3,400 shares to Montgomery, pledged 12,300 shares to Mutual Sec., pledged 41,934 shares to NationsBanc Cap., pledged 10,000 shares to Nationwide Securities, pledged 13,000 shares to Olde, pledged 20,900 shares to Oppenheimer
(TX), pledged 2,000 shares to The Principal, pledged 33,800 shares to Rauscher Pierce Refsnes, Inc., pledged 2,000 shares to Regions Investment, pledged 18,600 shares to Roney & Co., pledged 2,000 shares to Tucker Anthony, pledged 28,350 shares to United Pacific Bank, and pledged 15,200 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         BCM has pledged 2,000 shares to The Advisors Group, pledged 6,000 shares to Alex Brown (NY), pledged 2,000 shares to Baker & Co., pledged 2,000 shares to Boatmen's, pledged 2,000 shares to Brown & Co., pledged 9,700 shares to Chase Securities, pledged 2,000 shares to Chatfield Dean, pledged 4,000 shares to CJ Lawrence, pledged 400 shares to Dean Witter, pledged 6,000 shares to Hambrecht & Quist, pledged 4,000 shares to Legg Mason (TX), pledged 500 shares to NationsBanc Cap., pledged 1,450 shares to Olde, pledged 400 shares to The Principal, pledged 400 shares to Raymond James, and pledged 5,000 shares to Rauscher Pierce Refsnes, Inc. in stock margin accounts maintained by it with such brokers.

         TCI has pledged 221,500 shares to Dean Witter and pledged 120,000 shares to Prudential (TX) in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 1997


                                   AMERICAN REALTY TRUST, INC.



                                   By: /s/ Karl L. Blaha
                                      --------------------------------
                                      Karl L. Blaha, President


                                   BASIC CAPITAL MANAGEMENT, INC.


                                   By:  /s/ Drew D. Potera,
                                      --------------------------------
                                      Drew D. Potera, Vice President and
                                      Treasurer


                                   TRANSCONTINENTAL REALTY INVESTORS, INC.


                                   By:  /s/ Drew D. Potera
                                      --------------------------------
                                      Drew D. Potera, Vice President and
                                      Treasurer





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